UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. 10 to the
                       Amended and Restated Schedule 13D)*


                       United States Cellular Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares ($1.00 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911684108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                                February 28, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                          (Continued on following page)

                                  SCHEDULE 13D

CUSIP No.      911684108                         Page  2  of  8  Pages
          ---------------------                       ---    ---



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Telephone and Data Systems, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |_|

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

            00
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                      |_|


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa

                           7       SOLE VOTING POWER - 69,746,227 shares -
                                   Includes 33,005,877 Series A Common Shares
                                   which  have ten votes per share on all
                                   matters and are convertible on a share-for-
                                   share  basis into Common Shares
             NUMBER OF             and 36,740,350 Common Shares. See Item 5 for
              SHARES               further explanation.
            BENEFICIALLY
              OWNED BY     8       SHARED VOTING POWER
                EACH               -0-
              REPORTING
               PERSON      9       SOLE DISPOSITIVE POWER
                WITH               Same as 7 above.

                          10       SHARED DISPOSITIVE POWER
                                    -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Same as 7 above.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.1% of the outstanding Common
          Shares of the Issuer for a combined total of approximately 80.9% of the Issuer's outstanding classes of capital stock and approximately 95.7% of their combined voting power.**

14        TYPE OF REPORTING PERSON*
            CO
--------  ---------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



**Based on 53,160,367 Common Shares and 33,005,877 Series A Common Shares outstanding on February 28, 1997.

                                  SCHEDULE 13D

CUSIP No.      911684108                              Page  3  of  8  Pages
          ---------------------                            ---    ---



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Trustees of the Voting Trust under Agreement dated June 30, 1989

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |X|
                                                                    (b)  |_|

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

            00
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                     |_|


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                                    7       SOLE VOTING POWER

                                               -0-

                                    8       SHARED VOTING POWER - 69,746,227
                                            shares - Includes 33,005,877
                                            Series A Common Shares which
              NUMBER OF                     have ten votes per share on all
               SHARES                       matters and are convertible on a
            BENEFICIALLY                    share-for-share basis into
              OWNED BY                      Common Shares and 36,740,350
                EACH                        Common Shares.  See Item 5 for
              REPORTING                     further explanation.
               PERSON
                WITH                9       SOLE DISPOSITIVE POWER
                                              -0-

                                   10       SHARED DISPOSITIVE POWER
                                              Same as 8 above.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Same as 8 above.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.1% of the outstanding Common Shares of the Issuer for a combined total of approximately 80.9% of the Issuer's outstanding classes of capital stock and approximately 95.7% of their combined voting power.**

14        TYPE OF REPORTING PERSON*
          00
--------  ---------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




**Based on 53,160,367 Common Shares and 33,005,877 Series A Common Shares outstanding on February 28, 1997.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 8


         This Amendment Number 10 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D, among other things, discloses the acquisition by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").


Item 1.  Security and Issuer.

         This statement relates to the Common Shares, par value $1.00 per share, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


Item 2.  Identity and Background.

         TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is an Iowa corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone, cellular telephone and radio paging operations, and is developing personal communications services. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         During the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         As of May 10, 1996, an aggregate of 1,055 Common Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in minority interest holdings in a certain licensee for a certain Metropolitan Statistical Area pursuant to an Exchange Agreement dated April 8, 1996. The implicit price per share was $34.38, which was determined by using the average closing price of the Common Shares of the Issuer on the AMEX for the five trading days ending on April 8, 1996.

         In February 1997, TDS acquired 350,000 Common Shares through block purchases and open-market transactions on the American Stock Exchange. The aggregate purchase price for such shares was $9,779,650, excluding commissions, and was financed through internal funds and short-term borrowings.

         As of the date hereof, TDS has no plans to acquire additional Common Shares.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 8



Item 4.  Purpose of Transaction.

         The information contained in the first Item 3, is incorporated herein by reference.

                  (a) - (j)  -  None.

         TDS acquired such shares to increase its equity ownership in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (I)      TDS.

                  (a) As of February 28, 1997, TDS may be deemed to beneficially own, pursuant to Rule 13d- 3(d)(1)(i), an aggregate of 69,746,227 Common Shares which is approximately 80.9% of such shares outstanding. This includes 36,740,350 Common Shares and 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:

                                    TDS  is  the  direct   beneficial  owner  of
                                    36,740,350   Common  Shares  and  33,005,877
                                    Series  A  Common   Shares  of  the   Issuer
                                    representing   approximately  80.9%  of  all
                                    classes of common shares of the Issuer.  The
                                    Series A Common  Shares  have ten  votes per
                                    share on all matters and are  convertible on
                                    a share-for-share  basis into Common Shares.
                                    TDS has sole voting power with respect to an
                                    aggregate of  36,740,350  Common  Shares and
                                    33,005,877    Series   A    Common    Shares
                                    representing   approximately  95.7%  of  the
                                    combined voting power of the Common Shares and the Series A Common Shares.

                           (ii)     Shared Power to Vote or Direct the Vote:

                                    None.

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:

                                    TDS has sole power to dispose of  36,740,350
                                    Common Shares and 33,005,877 Series A Common
                                    Shares, representing approximately 80.9% of all classes of capital stock outstanding.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:

                                    None.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 3.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

                  (e)      Not Applicable.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 8


         (II)     Directors and Executive Officers of TDS.

                  (a)-(b) See Appendix D attached hereto and incorporated herein by reference.

                  (c) On December 31, 1996, H. Donald Nelson, an Executive Officer of TDS, acquired 819 Common Shares of the Issuer pursuant to the Issuer's 1994 Employee Stock Purchase Plan at a price per share of $26.94. In addition, within the last 60 days, Mr. Nelson was granted 340 Common Shares as a bonus and received an award of restricted stock for 1,360 Common Shares.

                           Other than the foregoing transactions, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

                  (e)      Not applicable.


         (III)    The Voting Trust.

                  (a) As of February 28, 1997, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 69,746,227 Common Shares representing 80.9% of such shares. This includes 36,740,350 Common Shares and 33,005,877 Series A Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:

                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:

                                    The Voting  Trust is the  direct  beneficial
                                    owner of TDS  Series A  Common  Shares.  The
                                    Voting  Trust  holds and the  trustees  vote
                                    6,318,355  Series  A Common  Shares  of TDS,
                                    representing   approximately  91.4%  of  the
                                    outstanding TDS Series A Common Shares,  and
                                    approximately  51.1% of the combined  voting
                                    power of TDS Series A Common  Shares and TDS
                                    Common Shares.1  Therefore, the Voting Trust
                                    may direct a majority of the combined voting
                                    power  of TDS,  which  has the  sole  voting
                                    power with respect to approximately 95.7% of
                                    the combined voting power of the Issuer (see
                                    above   discussion   concerning   beneficial
                                    ownership of the Issuer by TDS).

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:

                                    None.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:

                                    The    information    contained    in   Item
                                    5.III(b)(ii) above is incorporated herein by
                                    reference.  Through  the ability to direct a
                                    majority of the combined voting power of
--------

1 Based on 54,145,158 Common Shares of TDS and 6,916,546 Series A Common Shares outstanding on February 28, 1997.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 7 of 8


                                    TDS,  The Voting  Trust  trustees  share the
                                    power   to   direct   the   disposition   of
                                    36,740,350   Common  Shares  and  33,005,877
                                    Series  A  Common   Shares  of  the  Issuer,
                                    representing 80.9% of all classes of capital stock outstanding of the Issuer.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust except to the extent disclosed herein.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

         The Voting Trust trustees hold and vote 6,318,355 TDS Series A Common Shares held in The Voting Trust, representing 91.4% of the outstanding TDS Series A Common Shares, and approximately 51.1% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 95.7% of the combined voting power of the Issuer.

         TDS and Merrill Lynch & Co. ("ML") have entered into a Securities Loan Agreement, which provides that, subject to certain restrictions, ML may, with the agreement of TDS, from time to time borrow, return and reborrow from TDS up to 750,000 Common Shares, par value $1.00 per share, of the Issuer, which number may be reduced from time to time by TDS.

         TDS, ML and the Issuer have also entered into a Registration Rights Agreement that provides, among other things, that USM will keep the registration statement relating to such Common Shares continuously effective in order to permit TDS and ML to use the prospectus in connection with any offering, sale or delivery of such Common Shares which may be borrowed by ML from TDS from time to time under the Securities Loan Agreement.


Item 7.  Material to be Filed as Exhibits.

         The Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K for the year ended December 31, 1995 of United States Cellular Corporation.


                                   * * * * * *

Schedule 13D
Issuer:  United States Cellular Corporation
Page 8 of 8


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 14, 1997.

TELEPHONE AND DATA SYSTEMS, INC.                              THE VOTING TRUST



By:        /s/ LeRoy T. Carlson, Jr.           By:   /s/ LeRoy T. Carlson, Jr.
         -----------------------------              ---------------------------
         LeRoy T. Carlson, Jr.                      LeRoy T. Carlson, Jr.
         President and Chief Executive Officer      As Trustee and Attorney-in-
                                                    Fact for other Trustees*




                                                *Pursuant to Joint Filing
                                                 Agreement and Power of
                                                 Attorney previously filed
                                                 with the Securities and
                                                 Exchange Commission and
                                                 incorporated by reference
                                                 herein.





























                   Signature Page to the 10th Amendment to the
                        Amended and Restated Schedule 13D
         relating to the direct and indirect beneficial ownership of the
             Common Shares of United States Cellular Corporation by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 4 of Appendix A


                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------

(I)               (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(II)              (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 4 of Appendix A

(III)             (a)      Name:
                           -----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(IV)              (a)      Name:
                           -----
                           Murray L. Swanson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive Vice President - Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(V)               (a)      Name:
                           -----
                           James Barr, III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly  owned   subsidiary   of  Telephone  and  Data
                           Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 4 of Appendix A

(VI)              (a)      Name:
                           -----
                           Donald R. Brown

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           834 Ethan's Glen Drive
                           Knoxville, Tennessee  37923

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President of TDS Telecommunications Corporation

                  (d)      Citizenship:
                           ------------
                           United States


(VII)             (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(VIII)            (a)      Name:
                           -----
                           Herbert S. Wander

                  (b)      Business Address:
                           -----------------
                           Katten, Muchin & Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Katten, Muchin & Zavis

                  (d)      Citizenship
                           -----------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 4 of Appendix A

(IX)              (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

(X)               (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           ------------------
                           7604 Fairfax Road
                           Bethesda, Maryland  20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           ------------
                           United States

(XI)              (a)      Name:
                           -----
                           George W. Off

                  (b)      Business Address:
                           -----------------
                           Catalina Marketing Group
                           11300 Ninth Street North
                           St. Petersburg, Florida  33716

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Office of Catalina Marketing Corporation

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 7 of Appendix B



                                   APPENDIX B

                            EXECUTIVE OFFICERS OF TDS
                            -------------------------

(I)               (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(II)              (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 7 of Appendix B


(III)             (a)      Name:
                           -----
                           Murray L. Swanson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive Vice President - Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(IV)              (a)      Name:
                           -----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 7 of Appendix B


(V)               (a)      Name:
                           -----
                           H. Donald Nelson

                  (b)      Business Address:
                           -----------------
                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of United States Cellular Corporation

                  (d)      Citizenship:
                           ------------
                           United States

(VI)              (a)      Name:
                           -----
                           Donald W. Warkentin

                  (b)      Business Address:
                           -----------------
                           Aerial Communications, Inc.
                           8410 West Bryn Mawr Avenue
                           Suite 1100
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of Aerial Communications, Inc., an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 7 of Appendix B


(VII)             (a)      Name:
                           -----
                           Terrence T. Sullivan

                  (b)      Business Address:
                           -----------------
                           American Paging, Inc.
                           1300 Godward Street NE
                           Suite 3100
                           Minneapolis, Minnesota  55413

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of American Paging, Inc., an over-80% owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(VIII)            (a)      Name:
                           -----
                           C. Theodore Herbert

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 7 of Appendix B


(IX)              (a)      Name:
                           -----
                           Ronald D. Webster

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(X)               (a)      Name:
                           -----
                           Gregory J. Wilkinson

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Corporate Controller of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 7 of Appendix B


(XI)              (a)      Name:
                           -----
                           George L. Dienes

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(XII)             (a)      Name:
                           -----
                           Michael K. Chesney

                  (b)      Business Address:
                           -----------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(XIII)            (a)      Name:
                           -----
                           Byron A. Wertz

                  (b)      Business Address:
                           -----------------
                           1701 East 79th Street
                           Suite 19
                           Minneapolis, Minnesota  55425

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 7 of 7 of Appendix B


(XIV)             (a)      Name:
                           -----
                           Scott H. Williamson

                  (b)      Business Address:
                           -----------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Acquisitions of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(XV)              (a)      Name:
                           -----
                           Michael G. Hron

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin and Secretary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 2 of Appendix C


                                   APPENDIX C

                          TRUSTEES OF THE VOTING TRUST
                          ----------------------------

(I)               (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(II)              (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 2 of Appendix C

(III)             (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Business Address:
                           -----------------
                           2150 Pennsylvania Avenue, N.W.
                           Washington, D.C.  20037

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Physician

                  (d)      Citizenship:
                           ------------
                           United States

(IV)              (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

(V)               (a)      Name:
                           -----
                           Melanie J. Heald

                  (b)      Business Address:
                           -----------------
                           7410 Longmeadow Road
                           Madison, Wisconsin  53717

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Homemaker

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 1 of Appendix D

                                   APPENDIX D


                                      Number of Shares       Percentage of
                                        Benefically              Class
                                          Owned at          of the Issuer's
Name                                  February 28, 1997       Common Shares
----------------------------         -------------------    -----------------
James Barr, III                             --                     --

Donald R. Brown                             --                     --

LeRoy T. Carlson                          1,243                     *

LeRoy T. Carlson, Jr. (1)                   --                     --

Walter C.D. Carlson                         --                     --

Letitia G.C. Carlson                        --                     --

Michael K. Chesney                          --                     --

George L. Dienes                            --                     --

C. Theodore Herbert (1)                    706                      *

Rudolph E. Hornacek                         --                     --

Michael G. Hron (1)                         --                     --

Donald C. Nebergall                         --                     --

H. Donald Nelson                          67,745                    *

George W. Off                               --                     --

Murray L. Swanson                           --                     --

Terrence T. Sullivan                        --                     --

Herbert S. Wander                           --                     --

Ronald D. Webster (1)                       --                     --

Byron A. Wertz                              --                     --

Gregory J. Wilkinson                       1,052                    *
                                          ------                 ------
         Total                            70,746                    *
                                          ======                 ======
---------------
* Less than 1%

1 Messrs. Carlson, Jr., Herbert, Hron and Webster are the trustees of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Plan") as of the Issuer's most recent Annual Meeting. As of February 28, 1997, the Plan was the record holder of 194,100 Common Shares. In accordance with the position of the SEC's Division of Corporation Finance, trustees may be deemed to beneficially own Common Shares held by the Plan which are unallocated or allocated to Plan participants and for which no instructions as to voting or tendering are received. The trustees disclaim beneficial ownership of such shares, except as reported here.